Exhibit 10.59

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement dated as of December 19, 2008 (as amended and otherwise modified, the “Agreement”), is entered into by and between Bare Escentuals Beauty, Inc. (the “Company”), a Delaware corporation, and Leslie A. Blodgett (the “Executive”).

RECITALS

WHEREAS, the Company and Executive are parties to that certain Employment Agreement dated as of May 3, 2004, as amended by that certain amendment to the Employment Agreement dated as of August 2, 2005, between the Company and Executive, and as further amended by that certain Second Amendment to Employment Agreement dated as of May 31, 2006, between the Company and Executive (collectively, the “Prior Agreement”);

WHEREAS, the Company and Executive desire to amend and restate the Prior Agreement; and

WHEREAS, subject to the terms and conditions hereinafter set forth, the Company wishes to continue to employ the Executive as its Chief Executive Officer and the Executive wishes to continue such employment.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, terms, provisions and conditions set forth in this Agreement, the parties hereby agree:

1. Employment. Subject to the terms and conditions set forth in this Agreement, the Company hereby offers and the Executive hereby accepts continued employment as the Company’s Chief Executive Officer.

2. Term. Subject to earlier termination as hereafter provided, the Executive’s employment hereunder shall be for a term commencing on the date hereof and ending on December 31, 2009; provided that to the extent the Agreement shall not have been terminated on or before December 31, 2009 or the end of any extension term, Executive’s employment shall be automatically extended for successive terms of one year each, unless either party provides the other with written notice 60 days prior to the end of the original or any extension term that the Agreement is not to be extended. Upon such timely notice of non-renewal, the Executive’s employment shall terminate on the last day of the applicable term, and the Executive shall be paid the Accrued Rights (as defined below) but shall not be entitled to receive any severance benefits or payments. The term of this Agreement, as from time to time extended or renewed, is hereafter referred to as “the term of this Agreement” or “the term hereof.”

3. Capacity and Performance.

    (a) During the term hereof, the Executive shall serve the Company as its Chief Executive Officer. In addition, and without further compensation, the Executive shall serve as a director and/or officer of one or more of the Company’s Affiliates (as defined in Section 11 below) if so elected or appointed from time to time. During the term hereof, the Company shall maintain executive offices for the Executive in San Francisco, California.

    (b) During the term hereof, the Executive shall be employed by the Company on a full-time basis and shall perform such duties and responsibilities on behalf of the Company and its Affiliates, including serving as Chief Executive Officer of the Parent, as may be designated from time to time by the Board of Directors of the Company (the “Board”) or by its designees.

    (c) During the term hereof, the Executive shall devote her full business time and her best efforts, business judgment, skill and knowledge exclusively to the advancement of the business and interests of the Company and its Affiliates and to the discharge of her duties and responsibilities hereunder. The Executive shall not engage in any other business activity or serve in any industry, trade, professional, governmental or academic position during the term of this Agreement, except as may be expressly approved in advance by the Board in writing; provided that Executive shall be entitled to (i) continue her membership and current level of involvement in the Young Presidents Organization, (ii) join two additional corporate boards of an entity that is not a competitor of the Company and devote a reasonable amount of time to activities as a member of such board of directors and (iii) continue her membership and current level of involvement in an advisory capacity with JH Partners, LLC.

    (d) The Company agrees to propose to the shareholders of the Company at each appropriate Annual Meeting of such shareholders during the term hereof the election or reelection of the Executive as a member of the Board, provided that the Executive is otherwise eligible for such election; however, the failure of the shareholders to so elect or reelect the Executive shall not constitute Good Reason for termination by the Executive hereunder.

4. Compensation and Benefits. As compensation for all services performed by the Executive under and during the term hereof and subject to performance of the Executive’s duties and of the obligations of the Executive to the Company and its Affiliates, pursuant to this Agreement or otherwise:

    (a) Base Salary. Beginning January 1, 2008 and continuing for the term hereof, the Company shall pay the Executive a base salary at the rate of Seven Hundred Thousand Dollars ($700,000.00) per annum, payable in accordance with the payroll practices of the Company for its executives and, subject to annual cost of living increases, as determined by the Board (or a duly authorized committee thereof), in its sole discretion. Such base salary, as from time to time adjusted, is hereafter referred to as the “Base Salary.”

    (b) Incentive and Bonus Compensation. As additional compensation for services hereunder, the Executive shall be eligible to participate in the Company’s annual bonus plan, in effect from time to time, with an annual target bonus equal to 100% of the Executive’s Base Salary. Any bonus earned and payable under this Section 4(b) is referred to herein as an “Annual Bonus.” The Annual Bonus, if any, due to the Executive for any Bonus Year (as defined in Section 11 below) shall be paid to the Executive no later than March 15 of the year following the end of the applicable Bonus Year.

    (c) Vacations and Sick Leave. During the term hereof, the Executive shall be entitled to six weeks of vacation per year and 10 sick days per year, to be taken at such times and intervals as shall be determined by the Executive.

    (d) Other Benefits. During the term hereof and subject to any contribution therefore generally required of executives of the Company, the Executive shall be entitled to participate in any and all employee benefit plans from time to time in effect for executives of the Company generally, except to the extent such plans are in a category of benefit otherwise provided to the Executive (e.g., severance pay). Such participation shall be subject to the terms of the applicable plan documents and generally applicable Company policies. The Company may alter, modify, add to or delete its employee benefit plans (except for the Severance Amount as set forth herein in Section 5(d)) at any time as it, in its sole judgment, determines to be appropriate, without recourse by the Executive.

    (e) Business Expenses. The Company shall pay or reimburse the Executive for all reasonable business expenses incurred or paid by the Executive in the performance of her duties and responsibilities hereunder, including but not limited to, a car allowance, in an amount to be determined by the Board (or a duly authorized committee thereof), and expenses incurred in respect of wardrobe required for televisions appearances made by the Executive in connection with her duties on behalf of the Company, subject to such reasonable substantiation and documentation as may be specified by the Company from time to time. Any amounts payable under this Section 4(e) shall be made in accordance with Treasury Regulation Section 1.409A-3(i)(1)(iv) and shall be paid on or before the last day of Executive’s taxable year following the taxable year in which Executive incurred the expenses. The amounts provided under this Section 4(e) during any taxable year of the Executive’s will not affect such amounts provided in any other taxable year of the Executive’s, and the Executive’s right to reimbursement for such amounts shall not be subject to liquidation or exchange for any other benefit.

5. Termination of Employment and Severance Benefits. Notwithstanding the provisions of Section 2 hereof, the Executive’s employment hereunder shall terminate prior to the expiration of the term under the following circumstances:

    (a) Death. In the event of the Executive’s death during the term hereof, the Executive’s employment hereunder shall immediately and automatically terminate. In such event, the Company shall pay to the Executive’s designated beneficiary or, if no beneficiary has been designated by the Executive, to her estate, (i) the Base Salary earned but not paid through the date of termination, (ii) any bonus compensation earned or awarded but unpaid on the date of termination, (iii) a pro-rated portion of the Annual Bonus that Executive would have earned for the year in which termination by death takes place, pro-rated based on actual performance for such year and the period of time served by Executive during such year, payable when the Company generally pays annual bonuses to employees, but in no event later than March 15 of the year following the year in which the Executive’s date of termination occurs, (iv) accrued vacation and (v) unreimbursed expenses in accordance with Section 4(e) above (all of the foregoing, “Final Compensation”). The Company shall have no further obligation to the Executive hereunder other than any legal obligations to make health insurance coverage available to Executive’s dependents, at the dependents’ expense, under COBRA (as defined in Section 11 below).

(b) Disability.

      (i) The Company may terminate the Executive’s employment hereunder, upon notice to the Executive, in the event that the Executive becomes disabled during her employment hereunder through any illness, injury, accident or condition of either a physical or psychological nature and, as a result, is unable to perform substantially all of her duties and responsibilities hereunder, with or without reasonable accommodation, for 120 days during any period of 365 consecutive calendar days. In the event of such termination, the Company shall have no further obligation to the Executive, other than for payment of Final Compensation and any legal obligations to make health insurance coverage available to Executive, at Executive’s expense, under COBRA.

    (ii) The Board may designate another employee to act in the Executive’s place during any period of the Executive’s disability. Notwithstanding any such designation, the Executive shall continue to receive the Base Salary in accordance with Section 4(a) and benefits in accordance with Section 4(e), to the extent permitted by the then-current terms of the applicable benefit plans, until the termination of her employment; provided that such Base Salary shall be reduced by any disability income benefits the Executive receives under the Company’s disability income plan.

    (iii) While receiving disability income payments under the Company’s disability income plan, the Executive shall continue to participate in Company benefit plans in accordance with Section 4(d) and subject to and in accordance with the terms of such plans, until the termination of her employment.

    (iv) If any question shall arise as to whether during any period the Executive is disabled through any illness, injury, accident or condition of either a physical or psychological nature so as to be unable to perform substantially all of her duties and responsibilities hereunder, the Executive may, and at the request of the Company shall, submit to a medical examination by a physician selected by the Company to whom the Executive or her duly appointed guardian, if any, has no reasonable objection to determine whether the Executive is so disabled. If the Executive or her duly appointed guardian reasonably objects to the physician selected by the Company, the Executive or her duly appointed guardian and the Company shall mutually select an independent physician. The determination by any physician selected under this section shall for the purposes of this Agreement be conclusive of the issue. In any event, if the Executive shall fail to submit to a medical examination under this section, the Company’s determination of the issue shall be binding on the Executive.

(c) By the Company for Cause. The Company may terminate the Executive’s employment under this Agreement for Cause at any time upon notice to the Executive setting forth in reasonable detail the nature of such Cause. The following, as determined by the Board in its reasonable judgment, shall constitute Cause for termination:

      (i) commission of a felony or any crime involving dishonesty or moral turpitude;

      (ii) commission of any fraud, theft, embezzlement, misappropriation of funds, material breach of fiduciary duty as an officer or member of the Board or serious act of dishonesty;

      (iii) failure to follow the reasonable instructions of the Board (in its capacity as the Board), which failure does not cease within 15 days after written notice specifying such failure in reasonable detail is given to the Executive by the Board;

      (iv) engaging in conduct likely to make the Company or any of its Affiliates subject to criminal liabilities, other than those arising from the Company’s normal business activities; or

      (v) willful engagement in any other conduct or gross negligence, in either case that involves a material breach of fiduciary obligation on the part of the Executive as an officer or member of the Board or that could reasonably be expected to have a material adverse effect upon the business interests or reputation of the Company or any of its Affiliates.

Upon the giving of notice of termination of the Executive’s employment under this Agreement for Cause, the Company shall have no further obligation or liability to the Executive, other than for the Accrued Rights and any obligations to make health insurance coverage available, at Executive’s expense, under COBRA.

(d) By the Company Other than for Cause or by Executive for Good Reason. The Company may terminate the Executive’s employment under this Agreement other than for Cause at any time upon notice to the Executive. The Executive may terminate her employment under this Agreement for Good Reason at any time pursuant to the notice provisions described in Section 5(d)(iii) below. In the event the Company terminates Executive’s employment without Cause and other than as a result of her death or disability, or if Executive terminates her employment for Good Reason:

      (i) The Company shall pay the Executive (A) accrued but unpaid base salary or other wages through the date of termination, (B) accrued but unused vacation through the date of termination plus (C) unreimbursed expenses for which documentation is properly submitted in accordance with Section 4(e) above (collectively, the “Accrued Rights”).

      (ii) Provided (A) Executive executes, and allows to become effective, a general release of all claims in substantially the form attached hereto as Exhibit A (the “Release”) within 30 days after Executive’s separation from service (or such longer period as mandated by applicable law), and (B) Executive remains in compliance with Executive’s obligations under the Proprietary Agreements (as defined in Section 7 below), then the Company will pay Executive, as severance, (1) cash in an amount equal to 18 months of Executive’s Base Salary, (2) cash in an amount equal to 150% of the Annual Bonus earned by the Executive in the last completed Bonus Year, (3) an additional cash amount equal to $7,000, which Executive may, but is not obligated to use, to pay the premiums upon converting her Company life insurance policy into an individual policy, and (4) provided Executive makes a timely and accurate election for continued coverage under the Company’s medical, dental and vision insurance plans under COBRA for Executive and her eligible dependents, payment of the premiums for such COBRA coverage for up to 18 months (or such earlier date as she and her dependents cease to be eligible for such coverage), less the applicable active employee contribution for such coverage in an amount not to exceed the premium paid by Executive immediately prior to her termination date (which amount Executive will be required to pay directly) (collectively, the “Severance Amount”). Subject to Sections 5(i) and 5(j), items (1), (2) and (3) of the Severance Amount will be payable in equal installments on the Company’s regular payroll pay cycle for the first 18 months following the termination date. However, notwithstanding the foregoing, none of the Severance Amount will be paid prior to the effective date of the Release. Instead, subject to Section 5(i) below, on the 30th day following the date of Executive’s termination, the Company shall pay the installment(s) of the Severance Amount that Executive would have received on or prior to such date but for the delay in the effectiveness of the Release, with the balance of the Severance Amount payable thereafter on the original payment schedule. Payment by the Company of the Accrued Rights and the Severance Amount shall constitute the entire obligation of the Company to Executive in the event of Executive’s termination of employment by the Company without Cause or by Executive for Good Reason.

      (iii) “Good Reason” is defined as the following material adverse changes to Executive’s employment with the Company:

     (A) a failure by the Company to continue the Executive as Chief Executive Officer of the Company,

     (B) material diminution of nature or scope of the Executive’s responsibilities, duties or authority,

     (C) material breach of the Agreement by the Company,

     (D) requiring the Executive to report to anyone other than the Board of Directors of the Company, or

     (E) requiring the executive to relocate her primary Company office outside of the San Francisco, California area.

In order to resign for Good Reason, the Executive must provide written notice to the Company of the occurrence of any of the foregoing events or conditions without the Executive’s written consent within 30 days after the initial occurrence of such event. The Company or any successor or Affiliate shall have a period of 30 days to cure such event or condition after receipt of written notice of such event from the Executive. Any resignation of Executive’s employment for “Good Reason” must occur no later than 30 days following the expiration of the cure period and must be a resignation from all positions she then holds with the Company and Parent. The Executive’s resignation from employment with the Company for Good Reason shall be treated as an involuntary termination.

(e) By Executive. The Executive may terminate the Executive’s employment other than for Good Reason under this Agreement at any time upon 30 days’ notice to the Company. In the event of termination of the Executive’s employment pursuant to this Section 5(e), the Board may elect to waive or reduce the period of notice, and, if the Board so elects, the Company will pay the Executive the Base Salary for the notice period (or for any remaining portion of the period), which amount shall be paid in a lump sum within 10 days following the date of Executive’s termination of employment, together with the balance of the Accrued Rights. In the event of any termination pursuant to this Section 5(e), the Executive shall not be entitled to receive any Annual Bonus after the provision of notice of such termination. Executive’s rights to continued health insurance coverage after her termination shall be at her own expense as provided under COBRA.

(f) Termination Following a Change in Control. In the event of a termination of Executive’s employment by the Company other than for Cause or by Executive for Good Reason, in each case within 12 months after a Change in Control:

      (i) The Company shall pay the Executive the same pay, incentive compensation and benefits that she would have been entitled to receive had her employment been terminated by the Company other than for Cause or by her for Good Reason in accordance with Section 5(d) above, payable as provided in Section 5(d); provided that the Executive satisfies all conditions to receiving such payments and benefits as set forth in Section 5(d).

      (ii) The Executive will be fully vested in all stock options, restricted stock, restricted stock units and all other equity awards then held by Executive.

      (iii) Payments under this Section 5(f) shall be made without regard to whether the deductibility of such payments (or any other payments to or for the benefit of Executive) would be limited or precluded by Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and without regard to whether such payments (or any other payments) would subject Executive to the federal excise tax levied on certain “excess parachute payments” under Section 4999 of the Code; provided, that if the total of all payments to or for the benefit of Executive, after reduction for all federal taxes (including the tax described in Section 4999 of the Code, if applicable) with respect to such payments (“Executives total after-tax payments”), would be increased by the limitation or elimination of any payment under this Section 5(f), amounts payable under this Section 5(f) shall be reduced to the extent, and only to the extent, necessary to maximize Executive’s total after-tax payments (the “required reduction amount”). The determination as to whether and to what extent payments under this Section 5(f) are required to be reduced in accordance with the preceding sentence shall be made at the Company’s expense by the Company’s independent accountants (the “Outside Firm”). In the event of any mistaken underpayment or overpayment under this Section 5(f), as determined by the Outside Firm, the amount of such underpayment or overpayment shall forthwith be paid to Executive or refunded to the Company, as the case may be, with interest at 120% of the applicable Federal rate provided for in Section 7872(f)(2) of the Code. Any reduction in payments required by this Section 5(f)(iii) shall be applied as follows: First out of the cash components of the Severance Amount, second out of COBRA premium component of the Severance Amount, and lastly out of the vesting of equity awards.

      (iv) Payments and benefits due the Executive under this Section 5(f) shall constitute the entire obligation of the Company to Executive in event of Executive’s termination of employment by the Company without cause or by Executive for Good Reason, in each within 12 months after a Change in Control.

(g) Mitigation. The Executive shall not be required to mitigate damages with respect to the termination of her employment under this Agreement by seeking other employment or otherwise, and there shall be no offset against amounts due to the Executive under this Agreement on account of subsequent employment. Additionally, amounts owed to the Executive under this Agreement shall not be offset by any claims the Company may have against the Executive, and the Company’s obligation to make the payments provided for in this Agreement, and otherwise to perform its obligations hereunder, shall not except as otherwise provided in Section 5(h), be affected by any other circumstances, including, without limitation, any counterclaim, recoupment, defense or other right which the Company may have against the Executive or others.

(h) Severance Offset. The Company’s obligation to pay the Severance Amount shall be reduced by (i) severance benefits to which Executive is entitled under any other plan, agreement or arrangement with the Company or its Affiliates and (ii) notice pay required to be paid to Executive under applicable legal requirements, including, without limitation, the Worker Adjustment and Retraining Notification Act.

(i) Required Delay for Certain Deferred Compensation. Notwithstanding any other provision of this Agreement, if at the time of separation from service the Executive is determined by the Company to be a specified employee (as defined in Section 409A of the Code (together, with any state law of similar effect, “Section 409A”) and Section 1.409A-1(i) of the Treasury Regulations), and the Company determines that delayed commencement of any portion of the termination payments and benefits payable to Executive pursuant to this Agreement is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, then such portion of Executive’s termination payments and benefits shall not be provided to Executive prior to the earliest of (A) the date that is six months and one day after Executive’s separation from service, (B) the date of Executive’s death or (C) such earlier date as is permitted under Section 409A (any such delayed commencement, a “Payment Delay”). Upon the expiration of such Payment Delay, all payments deferred pursuant to a Payment Delay shall be paid in a lump sum to Executive on the first day following the expiration of the Payment Delay, and any remaining payments due under the Agreement shall be paid on the original schedule provided herein.

(j) Section 409A of the Code. Each installment of the payments and benefits provided for in this Agreement shall be treated as a separate “payment” for purposes of Treasury Regulation Section 1.409A-2(b)(2)(i).

6. Effect of Termination. The provisions of this Section 6 shall apply in the event of a termination of the Executive’s employment, whether due to the expiration of the term hereof, pursuant to Section 5 or otherwise.

     (a) Payment by the Company of the Accrued Rights and payments or benefits that may be due the Executive under Section 5 above shall constitute the entire obligation of the Company to the Executive.

     (b) Except for health insurance coverage continued pursuant to COBRA (including pursuant to Section 5(d) above), Executive’s employee benefits shall terminate pursuant to the terms of the applicable benefit plans based on the date of termination of the Executive’s employment without regard to any continuation of Base Salary or other payment to the Executive following such date of termination.

     (c) Provisions of this Agreement shall survive any termination if so provided herein or if necessary or desirable to accomplish the purposes of other surviving provisions, including without limitation the obligations of the Executive under Section 7 hereof. The obligation of the Company to make payments to or on behalf of the Executive under Section 5 hereof other than the Accrued Rights is expressly conditioned upon the Executive’s continued full performance of obligations under Section 7 hereof. The Executive recognizes that, except as expressly provided in Sections 5(a), (b), (d) and (f), no compensation is payable after termination of employment.

7. Confidential Information and Inventions. Executive affirms her continuing obligations to the Company under the Employee Intellectual Property and Confidentiality Agreement and the Invention Assignment Agreement (together, the “Proprietary Agreements”). The terms of the Proprietary Agreements are incorporated by reference herein.

8. Non-Solicitation of Employees. The Executive agrees that for an 18 month period commencing on the date her employment actually terminates, the Executive will not solicit for hire or attempt to solicit for hire any employee of the Company or any of its Affiliates, assist in such soliciting for hire by any Person, or encourage any such employee to terminate his or her relationship with the Company or any of its Affiliates.

9. Conflicting Agreements. The Executive hereby represents and warrants that the execution of this Agreement and the performance of her obligations hereunder will not breach or be in conflict with any other agreement to which the Executive is a party or is bound and that the Executive is not now subject to any covenants against competition or similar covenants or any court order or other legal obligation that would affect the performance of her obligations hereunder. The Executive will not disclose to or use on behalf of the Company any proprietary information of a third party without such party’s consent.

10. Indemnification. The Company shall indemnify the Executive to the extent provided in its then current By-Laws. The Executive agrees to promptly notify the Company of any actual or threatened claim arising out of or as a result of her employment with the Company.

11. Definitions. Words or phrases which are initially capitalized or are within quotation marks shall have the meanings provided in this Section 11 and as provided elsewhere herein. For purposes of this Agreement, the following definitions apply:

      “Affiliates” means all persons and entities directly or indirectly controlling, controlled by or under common control with the Company, where control may be by either management authority or equity interest.

      “Bonus Year” shall mean any fiscal year of the Company.

      “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and any state law of similar effect.

      “Change in Control” has the same meaning as under the Bare Escentuals, Inc. 2006 Equity Incentive Award Plan.

      “Parent” means Bare Escentuals, Inc., a Delaware corporation.

      “Person” means an individual, a corporation, a limited liability company, an association, a partnership, an estate, a trust and any other entity or organization, other than the Company or any of its Affiliates.

References to termination of employment, retirement, separation from service and similar or correlative terms mean a “separation from service” (as defined at Section 1.409A-1(h) of the Treasury Regulations) from the Company and from all other corporations and trades or businesses, if any, that would be treated as a single “service recipient” with the Company under Section 1.409A-1(h)(3) of the Treasury Regulations.

12. Withholding. All payments made by the Company under this Agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.

13. Assignment. Neither the Company nor the Executive may make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other, provided, however, that the Company may assign its rights and obligations under this Agreement without the consent of the Executive in the event that the Company shall hereafter effect a reorganization, consolidate with, or merge into, any Person or transfer all or substantially all of its properties or assets to any Person. This Agreement shall inure to the benefit of and be binding upon the Company and the Executive, their respective successors, executors, administrators, heirs and permitted assigns.

14. Severability. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

15. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

16. Notices. Any and all notices, requests, demands and other communications provided for by this Agreement shall be in writing and shall be effective when delivered in person or deposited in the United States mail, postage prepaid, registered or certified, and addressed to the Executive at her last known address on the books of the Company or, in the case of the Company, at its principal place of business, attention of the Chair of the Board, or to such other address as either party may specify by notice to the other actually received.

17. Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior communications, agreements and understandings, written or oral, with respect to the terms and conditions of the Executive’s employment, including, without limitation, the Prior Agreement (but excluding the Proprietary Agreements).

18. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by an expressly authorized representative of the Company. If Executive and the Company determine that any payments or benefits payable under this Agreement intended to comply with Sections 409A(a)(2), (3) and (4) of the Code do not comply with Section 409A of the Code, Executive and the Company agree to amend this Agreement, or take such other actions as Executive and the Company deem reasonably necessary or appropriate, to comply with the requirements of Section 409A of the Code, the Treasury Regulations thereunder (and any applicable transition relief) while preserving the economic agreement of the parties. If any provision of the Agreement would cause such payments or benefits to fail to so comply, such provision shall not be effective and shall be null and void with respect to such payments or benefits, and such provision shall otherwise remain in full force and effect.

19. Headings. The headings and captions in this Agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement.

20. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

21. Governing Law. This Agreement, the rights of the parties and all claims, actions, causes of action, suits, litigation, controversies, hearings, charges, complaints or proceedings arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of State of California, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

22. Arbitration. Except as otherwise expressly provided herein, any dispute, controversy or claim between the parties arising under this Agreement shall be settled by arbitration conducted in San Francisco, California in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association then in force (the “Rules”) and the laws of the State of California. In the event that a party requests arbitration, it shall serve upon the other party a written demand for arbitration stating the substance of the controversy, dispute or claim, and the contention of the party requesting arbitration. If possible, the arbitrator will be selected by mutual agreement. If the parties do not select the arbitrator by mutual agreement, the arbitrator shall be selected in accordance with the Rules of the American Arbitration Association. The decision of the arbitrator shall be in writing and shall set forth the basis therefor. The parties shall abide by all awards rendered in the arbitration proceedings, and all such awards may be enforced and executed upon in any court having jurisdiction over the party against whom enforcement of such award is sought. The parties shall divide equally the administrative charges, arbitrator’s fees and related expenses of the arbitration, but each party shall pay its own legal fees incurred in connection with such arbitration. This shall not preclude either party from seeking injunctive relief in any court having jurisdiction over the party against whom such injunction is sought, with respect to any violation of this Agreement (including without limitation the Proprietary Agreements) alleged to have occurred subsequent to the termination of employment hereunder and which, if proved, would be of the sort likely to cause harm as to which an award of money damages would not provide an adequate remedy.

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IN WITNESS WHEREOF, this Agreement has been executed as a sealed instrument by the Company, by its duly authorized representative, and by the Executive, as of the date first above written.

THE EXECUTIVE:	THE COMPANY:

BARE ESCENTUALS BEAUTY, INC.

/s/ Leslie A. Blodgett	By:	/s/ Myles B. McCormick
Leslie A. Blodgett	Name:	Myles B. McCormick
	Title:	Executive Vice President, Chief Operating Officer, Chief Financial Officer

Exhibit A

Release of Claims

I understand and agree completely to the terms set forth in my Amended and Restated Employment Agreement dated as of             , 2008 (the “Agreement”).

I understand that this Release, together with the Agreement (including the Proprietary Agreements), constitutes the complete, final and exclusive embodiment of the entire agreement between Bare Escentuals Beauty, Inc. (the “Company”) and me with regard to the subject matter hereof. I am not relying on any promise or representation by the Company that is not expressly stated therein. Certain capitalized terms used in this Release are defined in the Agreement.

I hereby confirm my obligations under my Proprietary Agreements.

Except as otherwise set forth in this Release, I hereby generally and completely release the Company and its current and former directors, officers, employees, shareholders, partners, agents, attorneys, predecessors, successors, parent and subsidiary entities, insurers, affiliates, and assigns (collectively, the “Released Parties”) from any and all claims, liabilities and obligations, both known and unknown, that arise out of or are in any way related to events, acts, conduct, or omissions occurring prior to my signing this Agreement (collectively, the “Released Claims”). The Released Claims include, but are not limited to: (1) all claims arising out of or in any way related to my employment with the Company, or the termination of that employment; (2) all claims related to my compensation or benefits from the Company, including salary, bonuses, commissions, vacation pay, expense reimbursements, severance pay, fringe benefits, stock, stock options, or any other ownership interests in the Company; (3) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; (4) all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (5) all federal, state, and local statutory and regulatory claims, including claims for discrimination, harassment, retaliation, attorneys’ fees, or other claims arising under the federal Civil Rights Act of 1964 (as amended), the federal Americans with Disabilities Act of 1990, the federal Age Discrimination in Employment Act of 1967 (as amended) (“ADEA”), and the California Fair Employment and Housing Act (as amended). Notwithstanding the foregoing, the following are not included in the Released Claims (the “Excluded Claims”): (1) any rights or claims for indemnification I may have pursuant to any written indemnification agreement with the Company to which I am a party, the charter, bylaws, or operating agreements of the Company, or under applicable law; or (2) any rights which are not waivable as a matter of law. In addition, nothing in this Release prevents me from filing, cooperating with, or participating in any proceeding before the Equal Employment Opportunity Commission, the Department of Labor, or the California Department of Fair Employment and Housing, except that I hereby waive my right to any monetary benefits or other personal relief in connection with any such claim, charge or proceeding. I hereby represent and warrant that, other than the Excluded Claims, I am not aware of any claims I have or might have against any of the Released Parties that are not included in the Released Claims.

I acknowledge that I am knowingly and voluntarily waiving and releasing any rights I may have under the ADEA. I also acknowledge that the consideration given for the Released Claims is in addition to anything of value to which I was already entitled. I further acknowledge that I have been advised by this writing, as required by the ADEA, that: (a) the Released Claims do not apply to any rights or claims that arise after the date I sign this Release; (b) I should consult with an attorney prior to signing this Release (although I may choose voluntarily not to do so); (c) I have twenty-one (21) days to consider this Release (although I may choose to voluntarily sign it sooner); (d) I have seven (7) days following the date I sign this Release to revoke the Release by providing written notice to an officer of the Company; and (e) the Release will not be effective until the date upon which the revocation period has expired unexercised, which will be the eighth day after I sign this Release provided that I do not revoke it (“Effective Date”).

I acknowledge that I have read and understand Section 1542 of the California Civil Code which reads as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.” I hereby expressly waive and relinquish all rights and benefits under that section and any law of any jurisdiction of similar effect with respect to my release of any claims hereunder, including but not limited to any unknown claims.

I hereby represent that I have been paid all compensation owed and for all hours worked, I have received all the leave and leave benefits and protections for which I am eligible, and I have not suffered any on-the-job injury for which I have not already filed a workers’ compensation claim.

I acknowledge that to become effective, I must sign following my termination of employment and return this Release to the Company so that it is received not later than twenty-one (21) days following the date it is provided to me, and I must not revoke it thereafter.

LESLIE A. BLODGETT

Name:

Date: